Exhibit (a)(1)

The Board recommends that you REJECT the CMG Offer and not tender your shares.

November 18, 2014

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Cole Corporate Income Trust, Inc. (the “Company”) to caution you about an unsolicited tender offer being made for your shares of the Company’s common stock by a third party in what we believe is an opportunistic attempt to purchase your shares at a low share price.

To REJECT the CMG Offer, simply ignore it. You do not need to respond to anything. For information regarding this solicitation, please contact Cole Capital Client Services at 866.907.2653

CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (together, “CMG”) have made an unsolicited tender offer to all of our stockholders (the “CMG Offer”). You may have already received CMG’s offer materials and may also have seen information on a Schedule TO, an Amendment No. 1 to Schedule TO and an Amendment No. 2 to Schedule TO filed by CMG with the Securities and Exchange Commission (the “SEC”) on November 4, 2014, November 6, 2014 and November 12, 2014, respectively. CMG is offering to purchase up to an aggregate of 2,000,000 shares of the Company’s common stock at a price of $7.00 per share (the “Shares”).

The Board has carefully evaluated the terms of the CMG Offer and recommends that you REJECT the CMG Offer and not tender your Shares. However, each stockholder must independently evaluate whether to tender its Shares to CMG pursuant to the CMG Offer. As discussed in more detail below, one of the primary reasons the Board recommends you reject the CMG Offer is the pending merger of the Company with Select Income REIT (“SIR”).

Material Factors Contributing to the Board’s Decision to Recommend that You Reject the CMG Offer

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the CMG Offer. In reaching the conclusions and in making the recommendation described below, the Board: (1) consulted with members of the Company’s management, Cole Corporate Income Advisors, LLC, the Company’s advisor, and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the CMG Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects, including but not limited to the Company’s recent announcement that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SIR and SC Merger Sub LLC, a wholly owned subsidiary of SIR (“Merger Sub”), pursuant to which, subject to certain closing conditions set forth in the Merger Agreement, the Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and the separate corporate existence of the Company will cease (the “Merger”), as reported in a Current Report on Form 8-K filed by the Company on September 2, 2014 (the “Form 8-K”); (5) took into account the fact that CMG is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares; and (6) took into account that the offering price in the

CMG Offer is likely less than the amount the Company’s stockholders would receive upon consummation of the Merger.

The following are the material factors considered by the Board in evaluating the CMG Offer:

(i)	The Board believes that the CMG Offer represents an opportunistic attempt by CMG to purchase the Shares at a low share price and make a profit and, as a result, deprive any Company stockholders who tender their shares of the Company’s common stock of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board notes that because the Company is a non-exchange traded REIT, there is a limited market for the Shares, and there is no assurance that a public market for the Company’s common stock may develop and there can be no certainty regarding the long-term value of the Company’s common stock.

(ii)	On September 2, 2014, the Company announced its entry into the Merger Agreement with SIR and Merger Sub.

a.	Under the terms of the Merger Agreement, each outstanding share of common stock of the Company (“Company Common Stock”) immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive (i) $10.50 per share in cash (the “Cash Consideration”); or (ii) 0.360 of a common share of beneficial interest, par value $0.01, of SIR (“SIR Common Shares”) (the “Share Consideration” and together with the Cash Consideration, the “Merger Consideration”). Each holder of Company Common Stock may elect to receive either Cash Consideration or Share Consideration in exchange for each share of Company Common Stock they hold, subject to the limitation that neither the Cash Consideration nor the Share Consideration may exceed 60% of the total Merger Consideration.

b.	The Merger will provide a full liquidity event for the Company’s stockholders, and the Company’s stockholders that receive SIR Common Shares will own liquid shares that are listed on the New York Stock Exchange and are not subject to any lock-ups.

c.	The Merger Agreement contains various closing conditions, including approval of the Merger by a majority of the outstanding shares of the Company’s common stock and approval of the issuance of the Share Consideration by a majority of the SIR Common Shares cast. As a result, there can be no assurance that the Merger will close. If the closing conditions are satisfied, including the necessary stockholder approvals, it is anticipated that the Merger would close in the first quarter of 2015.

d.	The Board unanimously approved, adopted and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. The Company will be sending you separate correspondence with additional information regarding the Merger.

(iii)	CMG states that the CMG Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders. To that end, CMG states that it arrived at the CMG Offer price by “applying a liquidity discount to the potential consideration from the Select Income REIT transaction.” The CMG Offer price of $7.00 per share is likely less than the Merger Consideration that stockholders would receive upon consummation of the Merger, and is also less than the $10.00 per share offering price in the Company’s most recent public offering of its common stock. Indeed, CMG states that it applied “an approximate 28% discount to [its] estimate of the potential merger consideration based on SIR’s closing stock price on November 4.” CMG acknowledges that the offer price was established based on CMG’s objectives and not based on what is in the best financial interest of you and the other Company stockholders.

(iv)	CMG acknowledges that CMG has not made an independent appraisal of the Shares or the Company’s properties, and that CMG is not qualified to appraise real estate.

(v)	CMG has engaged a depositary for the CMG Offer that is one of the purchasers, CMG Partners, LLC. As a result, there is no independent third party holding funds for CMG for payment of the CMG Offer price, and CMG may have access to the Shares tendered by stockholders before all conditions to the CMG Offer have been satisfied and tendering holders have been paid.

(vi)	There is no guarantee that the CMG Offer can or will be completed as soon as CMG contemplates in its offer. The CMG Offer does not initially expire until December 12, 2014 and this date may be extended by CMG, subject to compliance with applicable securities laws, in its sole discretion.

(vii)	CMG expressly reserves the right to amend the terms of the CMG Offer, including by decreasing the $7.00 per share offer price or by changing the number of shares being sought or the type of consideration, at any time before the CMG Offer expires.

In summary, we believe the CMG Offer represents an attempt by CMG to catch current stockholders of the Company off-guard and acquire the Shares at a low price in order to make a profit and, as a result, deprive the stockholders that tender their shares of the Company’s common stock of the potential long-term value of the Shares. As stated by CMG in the CMG Offer, stockholders who tender their shares of the Company’s common stock “will give up the opportunity to participate in any future benefits from the ownership of Shares.” Stockholders who tender their shares pursuant to the CMG Offer would thus give up their rights to receive the Merger Consideration that would be paid to the Company’s stockholders pursuant to the terms and conditions of the Merger Agreement if the Merger is completed. The Board has determined that the Merger and the Merger Agreement are advisable and in the best interest of the Company and its stockholders and continues to support the Merger. Although the Merger is subject to various closing conditions, as described above and in more detail in the Form 8-K, we currently expect that those conditions will be satisfied, although we cannot assure you that the closing will occur.

In light of the foregoing factors, the Board recommends that you REJECT the CMG Offer and not tender your shares.

The Board understands that you must make your own independent decision whether to tender or refrain from tendering your shares of the Company’s common stock. We strongly urge you to carefully consider all aspects of the CMG Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the CMG Offer documents sent to you by CMG, as well as the Company’s publicly available annual, quarterly and other reports, and consult with your own financial, tax and other advisors in evaluating the CMG Offer before deciding whether to tender your shares of the Company’s common stock.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

To reject the CMG Offer, simply ignore it; you do not need to respond to anything. If you have already agreed to tender your shares pursuant to the CMG Offer, you may withdraw your acceptance of the CMG Offer by notifying CMG, pursuant to the instructions in the CMG Offer materials, at any time prior to the termination of the CMG Offer.

Should you have any questions or need further information about your options, please feel free to contact Cole Corporate Income Trust, Inc., 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016, Attention: Cole Capital Client Services (telephone number: (866) 907-2653).

Sincerely,

/s/ Joshua E. Levit
Joshua E. Levit Secretary

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this letter other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects, liquidity options and proposed Merger and distribution rates and amounts are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements. In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, the risk factors provided in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These factors include, but are not limited to: the failure to receive, on a timely basis or otherwise, the required approvals by the stockholders of the Company and SIR; the risk that a condition to closing of the proposed Merger may not be satisfied; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to obtain regulatory approvals for the Merger; the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of the Company’s and SIR’s operations and real estate assets will be greater than expected; operating costs and disruption of management’s attention from ongoing business operations may be greater than expected; the outcome of any legal proceedings relating to the Merger or the Merger Agreement; risks to consummation of the Merger, including the risk that the Merger will not be consummated within the expected time period or at all; the ability of the Company, SIR or the combined company to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the transaction; market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; the ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by joint venture partners, including development partners; and the impact of legislative, regulatory and competitive changes.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of materials of any vote or approval in respect of the proposed Merger involving the Company or otherwise. In connection with the proposed Merger, a special stockholder meeting will be announced soon to obtain stockholder approval. In connection with the Merger, SIR filed a registration statement on Form S-4 (the “Registration Statement”) on October 17, 2014 with the SEC containing a preliminary joint proxy statement of the Company and SIR and that also constitutes a prospectus of SIR. The Registration Statement has not yet been declared effective by the SEC. The Company and SIR plan to file other relevant materials with the SEC. Investors and security holders of the Company are urged to read the Registration Statement and other relevant materials (when they become available) because they contain (and will contain) important information about the Company, SIR and the proposed Merger. After the Registration Statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be provided to the stockholders of the Company. The Registration Statement, the joint proxy statement/prospectus and other relevant materials filed by the Company and SIR with the SEC (when they become available), may be obtained free of charge at the SEC’s website at www.sec.gov, at the Company’s website at www.colecapital.com, at SIR’s website at www.sirreit.com or by sending a written request to the Company at 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016, Attention: Investor Relations.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from the stockholders of the Company in favor of the proposed Merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of the Company’s stockholders in connection with the proposed Merger and their ownership of the Company’s common stock will be set forth in the Company’s joint proxy statement for its special meeting. Investors can find more information about the Company’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, its Definitive Proxy Statement filed with the SEC on Schedule 14A on April 8, 2014 and its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2014.